

Wendy Burton

Impact Investing for a Sustainable Future

Canada

Message   ...

 **World Tree**

[📇] **See contact info**

[👥] **439 connections**

Activity

441 followers

https://lnkd.in/dqK9jy3 TOGETHER we can make a difference!

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Experience

 **World Tree**

President & CEO

World Tree

Feb 2002 – Present · 16 yrs 8 mos

Victoria BC

Many people are looking for green alternatives to conventional investment approaches. The World Tree Carbon Offset Program is an investment opportunity for people who want to use their money to create both positive change in the world and a return on investment.

The World Tree Carbon Offset Program makes it possible for everyone to reverse their impact on the environment and generate wealth for themselves, their families and their communities.

 **National Scientific Corp**

VP of Corporate Communications

National Scientific Corp

May 1998 – Oct 2001 · 3 yrs 6 mos

Prior to World Tree Technologies I was the Vice-President of Corporate Communications for National Scientific Corporation, stock symbol: NSCT. I was instrumental in helping to increase the company's market capitalization to nearly 1 billion dollars while increasing the number of shareholders from 147 to over 14,000 people.

Skills & Endorsements

Entrepreneurship · 38

Endorsed by **Catherine Brownlee and 2 others who are highly skilled at this**

Marketing Strategy · 33

Bonney King and 32 connections have given endorsements for this skill

Leadership · 31

☐ Endorsed by **3 of Wendy's colleagues at World Tree**

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